Exhibit 99.2

Brenmiller Energy Announces Two New Members to be Appointed to its Board of Directors

Company also provides an update on its financing plans

Rosh Haayin, Israel (August 5, 2024) – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”) solutions for industrial and utility markets, today announced that in an acknowledgment of the Schedule13D filing by Alpha Capital Anstalt (“Alpha”) dated June 10, 2024, the Company has agreed to appoint Messrs. Zvi Joseph and Miki Korner to the Company’s Board of Directors (the “Board”) effective on August 14, 2024, filling vacancies to be created as a result of the resignations of two current directors as will be later determined by the Board.

Mr. Zvi Joseph, age 58, has a diverse work experience spanning multiple industries. Since 2005 Mr. Joseph has served as Deputy General Counsel of Amdocs, Inc. Mr. Joseph has acted as an Independent Director of AYRO, Inc. a technology company which designs and manufactures compact, sustainable electric vehicles for closed campus mobility, low speed urban and community transport, local delivery and government use, since 2020. From 2018 to 2020, Mr. Joseph served as an Independent Director for DropCar, Inc, which offers a cloud-based platform and mobile app that helps consumers and automotive-related companies access garages. Mr. Joseph holds a Bachelor of Arts degree from New York University and a Juris Doctor from Fordham University School of Law. Mr. Joseph obtained the NACD Directorship Certification® from the National Association of Corporate Directors (NACD) in April 2022.

Mr. Miki Korner, age 62, is an expert in energy and environmental consulting, and has been owner and Chief Executive Officer of M. Korner Ltd., since 2010, a consulting company with a focus on techno-economics, business strategy, regulation, and business evaluations, as well as a provider of studies and reports on energy and environmental issues. Mr. Korner has extensive experience working for entrepreneurs, energy companies and financial institutions in both the public and private sectors. From 2021 to present, Mr. Korner has acted as a board observer to Flowlit Ltd., a technology company, which developed an optical and non-invasive technology for highly accurate measurements of fluid flow-rates in pipes, while enabling simultaneously to monitor the density and size distribution of particles in the measured flow. Mr. Korner holds an M.B.A. from the Recanati Business School at Tel Aviv University in Israel, including completion of a multinational management program from the Wharton School of the University of Pennsylvania, and a B.Sc. in Mechanical Engineering from Tel Aviv University.

Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy stated, “we are pleased to have reached an understanding with Alpha that we believe will strengthen the Company for the benefit of all of its shareholders. I welcome Zvi Joseph and Mike Korner to the Board and am certain that they will contribute to the future of the Company drawing from their experience and wisdom”.

Nicola Feuerstein, an Alpha director, stated “Alpha is very pleased that Brenmiller is proactively taking positive steps to enhance management with the appointment of two well qualified directors. We always had and continue to have confidence in the Company’s technology and are looking forward to Brenmiller being able to expand on the foundations it has built.  To enable the Company to take advantage of opportunities that will enhance shareholder value and address serious environmental issues, and as a show of confidence, Alpha has agreed to increase its equity investment in the Company by an additional one million shares upon satisfaction of the Company having obtained required approvals”.

Earlier today, the Company announced that it had entered into a securities purchase agreement with an existing institutional investor in the Company, Alpha, to purchase ordinary shares of the Company for aggregate gross proceeds of approximately $1.05 million at a price of $1.05 per share (reflecting a 52% premium to the closing price for the Company’s ordinary shares on Nasdaq on August 2, 2024). Under the terms of the agreement, Alpha will have the right to make a further investment for 1,000,000 additional ordinary shares (or ordinary share equivalents) in the event that the Company’s ordinary shares close at or above $2.50 per share within the next 12 months. Closing of the private placement is subject to certain conditions as described in more detail in the Company’s announcement earlier today.

Nir Brenmiller, Chief Operating Officer of Brenmiller Energy said, “with the Alpha investment we are in a position to announce today that we do not currently plan to use our “at-the-market” facility to sell ordinary shares into the market for at least as long as the shares are trading below $2.00 per share. I thank Alpha for their trust and belief in the Company and its potential”, Mr. Brenmiller concluded.

About bGen™

Brenmiller’s TES system, bGen™, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water, or hot air on demand according to customer requirements. The bGen also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. In 2023, bGen™ was named among TIME’s Best Inventions in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the Company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the future resignations of two current Board directors and appointment of Messrs. Joseph and Korner to the Board effective on August 14, 2024; the belief that the understanding reached with Alpha will strengthen the Company for the benefit of all of its shareholders; an additional investment by Alpha; and that the Company does not intend to use its “at-the-market” facility to sell ordinary shares into the market for at least as long as its shares are trading below $2.00 per share. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover
brenmillerenergy@antennagroup.com

3